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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 9)

OPENTV CORP.
(Name of Subject Company (Issuer))

KUDELSKI INTERACTIVE CAYMAN, LTD.
(Offeror)
an indirect wholly owned subsidiary of

KUDELSKI SA
(Parent of Offeror)
 (Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares of No Par Value
(Title of Class of Securities)

G67543101
(Cusip Number of Class of Securities)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel: +41 21 732 01 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Jennifer DiNucci, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$147,320,103	$8,103

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated as (A) the sum of (i) 93,455,042, which is the difference between 107,891,190, the number of Class A ordinary shares of no par value ("Shares") of OpenTV Corp. (the "Company") outstanding as of September 30, 2009, and 14,436,148, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 978,383, which is the number of Shares subject to vested and unvested options outstanding as of September 30, 2009, excluding options that can be confirmed as having exercise prices above the per Share tender offer price, and (iii) 611,803, which we believe is the maximum number of Shares reserved for issuance upon exchange of shares of the Company's subsidiary, OpenTV, Inc. (the "Subsidiary") as of September 30, 2009, multiplied by (B) $1.55, which is the per Share tender offer price, net to the seller in cash, without interest and less applicable withholding taxes. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,228	Filing Party:	Kudelski Interactive Cayman, Ltd. and Kudelski SA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 5, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☒
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 9 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements thereto, the "Schedule TO") with the Securities and Exchange Commission on October 5, 2009 by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"), and (b) Parent. The Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), that are not already owned by Parent or its wholly owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 1.    Summary Term Sheet; Item 4. Terms of the Transaction; Item 11. Additional Information.

        Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add following information:

        On November 27, 2009, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(xx) and incorporated herein by reference, announcing the expiration of the subsequent offering period at 12:00 midnight, New York City time, on Wednesday, November 25, 2009 and the results of the Offer.

        According to Computershare Trust Company, N.A., the Depositary for the Offer, as of the expiration of the subsequent offering period, a total of approximately 77,677,149 Shares, representing approximately 83% of the Shares not owned by Parent or its wholly owned subsidiaries prior to commencement of the Offer, were validly tendered and, if applicable, not withdrawn in the Offer or the subsequent offering period. All such Shares have been accepted for payment in accordance with the terms of the Offer.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(xx)	Press Release issued by Kudelski Group, dated November 27, 2009

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	Director
	Date:	November 27, 2009
By:	/s/ SANTINO RUMASUGLIA
	Name:	Santino Rumasuglia
	Title:	Director
	Date:	November 27, 2009
KUDELSKI SA
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	General Counsel and Head of Legal Affairs
	Date:	November 27, 2009
By:	/s/ MAURO SALADINI
	Name:	Mauro Saladini
	Title:	Executive Vice President and Chief Financial Officer
	Date:	November 27, 2009

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 5, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*
(a)(1)(vi)	Instructions for Completing Substitute Form W-9*
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*
(a)(1)(viii)	Summary Advertisement*
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*
(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*
(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*
(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009*
(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009*
(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009*
(a)(1)(xv)	Press Release issued by Kudelski Group, dated November 2, 2009*
(a)(1)(xvi)	Press Release issued by Kudelski Group, dated November 3, 2009*
(a)(1)(xvii)	Press Release issued by Kudelski Group, dated November 9, 2009*
(a)(1)(xviii)	Press Release issued by Kudelski Group, dated November 13, 2009*
(a)(1)(xix)	Press Release issued by Kudelski Group, dated November 23, 2009*
(a)(1)(xx)	Press Release issued by Kudelski Group, dated November 27, 2009
(a)(5)(i)
Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*
(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009*
(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(iv)
Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009*
(a)(5)(v)
Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009*

Exhibit No.	Description
(a)(5)(vi)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(vii)
Complaint of Douglas Grimes against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated November 2, 2009*
(a)(5)(viii)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(ix)	Supplemental Excerpt from Kudelski SA Transaction Website*
(b)
Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*
(c)	None
(d)(i)
Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*
(d)(iii)
Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*
(f)	Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*
(g)	None
(h)	None

*
Previously filed

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  Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX